

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 1, 2010

By U.S. Mail and facsimile to (224) 405-4695

Mr. Roy A. Guthrie
Executive Vice President and Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, Illinois 60015

> **Re: Discover Financial Services**
> **Form 10-K for Fiscal Year Ended November 30, 2009**
> **Form 8-K furnished March 12, 2010**
> **File No. 001-33378**

Dear Mr. Guthrie:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended November 30, 2009

Item 7. Management's Discussion and Analysis

Loan Quality – Delinquencies, page 69

1. We note your disclosures related to delinquent and non-accrual loans here and in Note 2 on page 96. Please revise future filings to disclose your policy for impaired loans, as defined by ASC 310-10-35-16, specifically addressing whether your delinquent and/or non-accrual loans would be considered impaired loans under this definition. Further, please revise future filings to provide the disclosures required

by ASC 310-10-50-15 through 50-20. Please provide us with your proposed disclosures.

2.   Please tell us whether you hold any loans for which the loan terms were modified and/or loans that were considered troubled debt restructurings for any period presented. If so, in light of the continuing material increases in your delinquent loans and the increased scrutiny surrounding the lending industry in general, please tell us and consider revising your future annual and quarterly filings to address the following related to your loan modification programs:

- Include a tabular disclosure of the amount of gross loans included in each of your loan modification programs and in aggregate, detailed by loan category and performing versus nonperforming status;

- Disclose your policy regarding how many payments the borrower needs to make on the restructured or modified loan before the loan is returned to accrual status;

- Quantify the types of concessions made, including reduction in interest rate, payment extensions, forgiveness of principal, forbearance or other actions;

- Provide a narrative disclosure addressing your success with each of the different types of concessions; and

- If impairment is measured based on the present value of expected future cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements. For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether the portion reflecting the amount attributable to the passage of time is recorded as interest income. To the extent that part of the amount is reflected within interest income, please disclose the amount. Refer to ASC 310-10-45 for guidance.

Form 8-K furnished March 12, 2010

Exhibit 99.1

3.   We note from your disclosures in this filing that you recorded a $305 million increase to your loan loss reserves in the first quarter 2010, resulting from a "*new analytical process that enhances management's ability to estimate incurred losses on non-delinquent accounts*." We also note from your disclosures in this filing that you believe delinquent loan balances may have peaked in the fourth quarter

2009, based on credit performance trends within your loan portfolio. Please address the following:

a.   Tell us in greater detail the specific changes made to your loan loss reserve methodology, including the various factors you rely on to estimate your reserve.

b.   Tell us how you were able to conclude that the $305 million increase in your loan loss reserves was more appropriately recorded in the first quarter 2010 rather than in the fourth quarter 2009.

c.   Tell us how you considered whether the $305 million increase to your loan loss reserve would be considered a change in estimate as defined under ASC 250-10-45. Further, if applicable, please tell us how you evaluated the need for disclosures required by ASC 250-10-50-4.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings, includes your proposed disclosure revisions and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt at (202) 551-3572 or me at (202) 551-3492 if you have questions regarding our comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant